

August 27, 2020

Alex Ovadia
Chief Executive Officer
Check-Cap Ltd.
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000, Israel

> **Re: Check-Cap Ltd.**
> **Registration Statement on Form F-1**
> **Filed August 20, 2020**
> **File No. 333-248200**

Dear Mr. Ovadia:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gary Emmanuel, Esq.